        As filed with the Securities and Exchange Commission September 2, 1998

                                                      Registration No. 333-53893


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------

                              AMENDMENT NO. 1 TO
                              ------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                    INNOVATIVE GAMING CORPORATION OF AMERICA
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

            MINNESOTA                          41-1713864
  (State or other jurisdiction              (I.R.S. employer
of incorporation or organization)        identification number)


                                4750 TURBO CIRCLE
                               RENO, NEVADA 89502
                                 (702) 823-3000

       (Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)

                      ------------------------------------

                               EDWARD G. STEVENSON
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                    INNOVATIVE GAMING CORPORATION OF AMERICA
                                4750 TURBO CIRCLE
                               RENO, NEVADA 89502
                                 (702) 823-3000

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                 WITH COPIES TO:
                             DOUGLAS T. HOLOD, ESQ.
                       MASLON EDELMAN BORMAN & BRAND, LLP
                               3300 NORWEST CENTER
                        MINNEAPOLIS, MINNESOTA 55402-4140
                                 (612) 672-8200

         Approximate date of the commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement. If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ] If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X ] If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]





The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.



                    SUBJECT TO COMPLETION, DATED SEPTEMBER 2, 1998


PROSPECTUS


                    INNOVATIVE GAMING CORPORATION OF AMERICA
                        1,510,000 SHARES OF COMMON STOCK
                                 ---------------

    Up to 1,505,000 shares of Common Stock of Innovative Gaming Corporation of America (the "Company") offered hereby and issuable upon conversion of Series B Convertible Preferred Stock (the "Preferred Stock") and 5,000 shares of Common Stock of the Company offered hereby and issuable upon conversion of a warrant (the "Warrant") are being sold by certain shareholders of the Company (the "Selling Shareholders"). The maximum aggregate amount of shares of Common Stock that may be issued upon conversion of the Preferred Stock is 1,505,000 shares. Each share of Preferred Stock is convertible into shares of Common Stock, at a conversion price equal to 91% of the average of the lowest three consecutive day closing bid prices of the Company's Common Stock as reported on the Nasdaq National Market over a twenty-day period ending on the day prior to conversion, provided that the maximum conversion price shall not exceed $5.16 per share. The Preferred Stock is convertible in 25% increments, at the option of the holder thereof, beginning on August 11, 1998 and following the end of each 30 day period thereafter for three months. Preferred Stock not converted by November 13, 1999 will be automatically converted into Common Stock. The Company will not receive any of the proceeds for the sale of shares by the Selling Shareholders of shares issued upon conversion of the Preferred Stock but will receive proceeds of $15,937 for the sale of all 5,000 shares issued upon exercise of the Warrant.


         The Common Stock is listed on the Nasdaq National Market under the symbol "IGCA." On August 31, 1998, the last sale price for the Common Stock as reported on the Nasdaq National Market was $2.25 per share.


         See "Risk Factors" beginning on page 5 for a description of certain factors which should be considered by investors before purchasing the securities offered hereby.

                      ------------------------------------


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         NEITHER THE COLORADO GAMING COMMISSION, THE MISSISSIPPI GAMING
           COMMISSION, THE NEVADA GAMING CONTROL BOARD NOR THE NEVADA
              GAMING COMMISSION NOR ANY OTHER GAMING AUTHORITY HAS
                  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                     PROSPECTUS OR THE INVESTMENT MERITS OF
                       THE SECURITIES OFFERED HEREBY. ANY
                              REPRESENTATION TO THE
                              CONTRARY IS UNLAWFUL.

                      ------------------------------------


                     The date of this Prospectus is      , 1998.

                             ADDITIONAL INFORMATION

         This Prospectus is part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") which the Company has filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

         The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information as well as the Registration Statement and Exhibits of which this Prospectus is a part filed by the Company may be inspected and copied at the public reference facilities of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, as well as at the following Regional Offices: 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street--Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Commission by mail at prescribed rates. Requests should be directed to the Commission's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Material filed by the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20006.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference and made a part hereof:

         (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

         (ii) the description of the Company's Common Stock included in its Registration Statement on Form SB-2 (Registration No. 33-61492C) under the caption "Description of Securities."

         (iii) the Company's Proxy Statement relating to its 1998 Annual Meeting of Shareholders.

         (iv) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1998 and June 30, 1998.


         All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of the offering described herein, shall be deemed to be incorporated by reference in this Prospectus from the respective dates those documents are filed. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been, or may be, incorporated in this Prospectus by reference, other than exhibits to such documents. Request for such copies should be directed to Innovative Gaming Corporation of America, 4750 Turbo Circle, Reno, Nevada 89502, Attention:
Scott H. Shackelton, Chief Financial Officer.


                               RECENT DEVELOPMENTS

         The following discussion contains forward-looking statements that involve risks and uncertainties relating to future events. Actual events or the Company's results may differ materially from those discussed in such forward-looking statements. Factors that might cause actual results to differ from those indicated by such forward-looking statements include, but are not limited to, customer acceptance of the Company's products, need for additional financing, decline in demand for gaming products or reduction in the growth rate of new markets, failure or delay in obtaining gaming regulatory approvals, delays in developing or manufacturing new products, changing economic conditions, approval of pending patent applications or infringement upon existing patents, the effects of regulatory and governmental actions, and increased competition.

         On May 22, 1998, Ronald M. Zideck, who is a director of a company with casino operations in Colorado, resigned as a director of the Company because the Colorado Division of Gaming has concluded that an individual cannot simultaneously serve in the capacity as a board member of a licensed gaming manufacturing company and a licensed gaming operating company.


         On August 4, 1998, the Company announced that it purchased the patent and technology to develop, produce and market a new mechanical revolving rings roulette game.



         On August 13, 1998, the Company filed its Form 10-Q for the quarter ended June 30, 1998 and announced its results for such quarter. The Company reported net revenues of $4.0 million compared with $1.1 million in second quarter 1997. The Company reported a net loss of $375,000, or $.05 per share, compared to a second quarter 1997 net loss of $1.8 million or $.28 per share. The second quarter 1998 loss included charges of $157,000 relating to the Company's issuance of preferred stock in May 1998. The Company expects similar charges for the third quarter of 1998. Without such charges, the net loss for second quarter 1998 was $218,000 or $.03 per share.

         The Company also reported that for the first six months of 1998, net revenues increased to $6.2 million versus $1.6 million for the first six months of 1997. The Company reported a net loss of $936,000, or $.12 per share, for the 1998 period compared with a net loss of $3.1 million, or $.48 per share, for the 1997 period.



         On August 20, 1998, the Company received approval of this offering from the Nevada Gaming Commission.

                                  RISK FACTORS

         Each prospective investor should carefully consider the following factors, prior to purchasing any of the securities offered hereby.

NEED FOR ADDITIONAL FINANCING AND NEGATIVE CASH FLOW

         The Company experienced negative cash flow from operations of $7.5 million for the fiscal year ended December 31, 1997 primarily as a result of $5.6 million increase in inventory and $2.1 million in accounts and notes receivable, as compared to negative cash flow of $2.7 million for the year ended December 31, 1996. For the six months ended June 30, 1998, the Company experienced negative cash flow from operations of $942,000. Primarily as a result of the recurring negative cash flow from operations, the Company's Independent Public Accountants issued a going concern opinion as part of its audit of the Company's Consolidated Financial Statements for Fiscal 1997. The Company's ability to execute its long-term business strategy depends to a significant degree on its ability to finance the development, marketing and production of its products which may require additional third party financing. There can be no assurance that any additional funds will be available on terms acceptable to the Company or its present shareholders. New investors may seek and obtain substantially better terms than were granted to its present shareholders and the issuance of such securities would result in dilution to its existing shareholders.



RISKS OF NEW PRODUCT DEVELOPMENT

The Company is continuing to expand and diversify its business by developing and introducing new products and entering into new lines of business that complement and enhance the Company's existing businesses. There is no assurance that the Company's new products will be accepted in the marketplace and that regulatory approvals will be obtained. To date, demand for the Company's products has varied by location and in certain locations has been slower than originally anticipated by Management.




RISKS OF BUSINESS EXPANSION

The Company faces the risks, expenses and difficulties frequently encountered by new and expanding businesses, including, but not limited to, fluctuating and negative cash flow, initial high development and inventory costs of new products without corresponding sales pending receipt of corporate and product regulatory approvals and market introduction and acceptance of new products. To the extent that the Company's products are successful, the Company will need to manage the transition to higher volume operations, entrance into new markets, integration of operations and product development, control of overhead and inventory expense and the addition, training and management of qualified personnel.

         The Company's success as a gaming machine manufacturer and supplier is dependent upon numerous factors, including its ability to design, manufacture, market and service gaming machines that achieve player and casino acceptance while maintaining product quality and acceptable margins and to compete against gaming machine suppliers with greater financial resources, name recognition and established service networks and customer relationships. The Company believes that it will need to develop gaming machines that offer technological advantages or unique entertainment features in order for the Company to be able to compete effectively in the gaming machine market.


RISKS OF DEPENDENCE ON KEY CUSTOMERS

         During fiscal 1997, approximately 67% of the Company's sales were to two customers. Sales to one distributor, Aristocrat Leisure Industries ("Aristocrat"), accounted for approximately 48% of sales and sales to Harrah's Smoky Mountain Casino accounted for approximately 19% of all sales. Although the Company is attempting to diversify its customer base, no assurance can be given that the Company will be successful in such diversification. The loss of sales to Aristocrat could have a material adverse impact on the Company. The Company has also experienced delays in the shipments of products to Aristocrat from levels previously anticipated by the Company.

RISKS OF COMPETITION

         The market for gaming machines is very competitive. There are a number of established, well-financed and well-known companies that compete with the Company's products. These companies include other established gaming machine manufacturers such as International Game Technology, Anchor Gaming, Alliance Gaming Corporation, WMS Gaming, Inc. and Sigma Gaming, Inc. The development of a successful new product or product design by a competitor could adversely affect sales of the Company's products and, although the Company would endeavor to respond quickly with its own competing products, no assurance can be made that a significant new product designed by a competitor would not have a material adverse effect on the Company's results of operations.

FACTORS AFFECTING PROFITABILITY AND GROWTH

         All of the Company's revenues and profits are derived from the gaming industry. The continued profitability and growth of the Company's business is substantially dependent upon factors that are beyond the control of the Company, including, among others, the pace of development, changes in gaming regulation, expansion and renovation of casinos and other forms of casino gaming in new jurisdictions and the continued popularity of casino gaming as a leisure activity. The expansion of the gaming industry has slowed in recent years and the continued expansion of gaming markets is dependent upon political, legal and other factors which are beyond the control of the Company. As a result of these and other factors, there is no assurance of the Company's continued growth or profitability.

RAPIDLY CHANGING TECHNOLOGY

         The Company's business is characterized by rapidly changing technology and frequent new product introductions and enhancements. The Company's success will depend in part on its ability to continue to enhance its existing products and to introduce in a timely manner new products that meet existing and future regulatory requirements and evolving customer requirements and to achieve market acceptance. There can be no assurance that the Company will be successful in identifying, developing and marketing new products or enhancing its existing products. The Company's business will be adversely affected if the Company experiences delays in developing new products or enhancements or if such products or enhancements do not meet and receive all regulatory approvals and/or gain customer acceptance.

DEPENDENCE UPON RELATIONSHIP WITH VENDORS AND SUPPLIERS

         The Company purchases certain key electronic components, which are not available from other sources, from a Japanese supplier at a negotiated fixed price for a period extending until mid 1999. Although the Company is developing an alternative product design to eliminate its dependence on this sole source vendor, no assurance can be given that the Company will be able to eliminate this dependence. Furthermore, a significant interruption or delay in the delivery of components from this or other suppliers could have a material adverse effect on the Company's results of operations.

RISKS OR LACK OF PRODUCT PROTECTION

         The Company's business is dependent upon its ability to protect its proprietary software, hardware and other intellectual property. The Company relies primarily on a combination of non-disclosure agreements for its key employees and contractors, license agreements with its customers and suppliers and trade secret protection to protect such intellectual property. Despite the Company's precautions, it may be possible for unauthorized parties to copy or to "reverse engineer" certain portions of the Company's products or to obtain and use information that the Company believes is proprietary. Therefore, there is no assurance that precautionary steps taken by the Company in this regard will be adequate to deter misappropriation of its intellectual property or independent third party development of functionally equivalent products or that the Company can meaningfully protect its rights to such proprietary intellectual property.

         The Company relies on a combination of patent, trade secret, copyright and trademark law, nondisclosure agreements and technical security measures to protect its rights pertaining to its products. The Company holds patents for its blackjack, craps and roulette machines. There can be no assurance that such patents are valid. The Company may file for patents on certain feature of products that the Company may develop in the future. No assurance can be given that, if applied for, any patents will be issued, or, if issued, that such patents will be valid or will provide any significant competitive protection for such products. Only certain features of the Company's blackjack, craps, and any other products the Company may develop in the future may be eligible for patent protection. Such protection may not preclude competitors from developing products with features similar to the Company's products.

GOVERNMENT REGULATION OF GAMING INDUSTRY

         The manufacture, distribution, sale and operation of gaming machines are subject to extensive federal, state, provincial, tribal, and local regulation, including licensing requirement. These regulations are constantly changing and evolving, and may permit additional gaming or curtail gaming in various jurisdictions in the future, which may have a material adverse impact on the Company. The Company, its key personnel, and the Company's gaming machines are required to hold various licenses from each jurisdiction in which the Company does business. Generally, regulatory authorities have broad discretion when granting, renewing or revoking such licenses. The failure of the Company, any of its key personnel, or its gaming machines to obtain or retain a license in any jurisdiction could have a material adverse effect on the Company or on the ability of the Company, its key personnel, and its gaming machines to obtain or retain required licenses in other jurisdictions. If the Company enters into lease participation agreements under which the Company shares in the revenues generated by gaming machines, the Company may be subject to additional regulation as a gaming operator.

         Regulatory authorities may require significant shareholders to submit to background investigations and respond to questions from regulatory authorities, and may revoke the Company's licenses based upon their findings. Generally, holders of 10% or more of a corporation's common stock are deemed significant shareholders, but certain jurisdictions, including Colorado, have thresholds as low as 5%. As a licensee in certain jurisdictions, including Mississippi, Nevada, and Colorado, the Company may be required to obtain such jurisdictions' prior approval for activities in other jurisdictions or prior approval for certain corporate transactions, such as the public offering of stock. No assurance can be given that such licenses, permits or approvals will be given or renewed. Regulations must be adopted and implemented before the Company can commence operations in certain states, and most of the regulations concerning gaming on Indian land continue to be promulgated. The Company cannot predict the nature of the regulatory scheme in these jurisdictions, or in any jurisdiction that may authorize gaming operations in the future. Any such regulatory scheme may have an adverse effect on the Company, its key personnel and its shareholders. The Company may not make a public offering of its securities without the prior approval of the Nevada Gaming Commission if the securities or proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to return or extend obligations incurred for such purposes. The Company will apply for approval by the Nevada Commission of the registration of the securities from this Offering. However, there can be no assurances that such approval will be granted. Furthermore, any such approval, if granted, does not constitute a finding, recommendation or approval by the Nevada Gaming Commission or the Nevada Gaming Control Board as to the accuracy or adequacy of this Memorandum or the investment merits of the securities offered hereby. Any representation to the contrary is unlawful. Mississippi requires similar approvals to those of Nevada. See "Regulation" in the Company's Form 10-K for the year ended December 31, 1997, for additional discussion regarding governmental regulation.

POTENTIAL REVENUE AND STOCK PRICE VOLATILITY

         The Company's future operating results may vary substantially from quarter to quarter. Revenues in any quarter are substantially dependent on regulatory approval, receipt of orders and delivery and installation in that quarter. Because the Company's staffing and operating expenses are based on anticipated revenue levels, and a high percentage of the Company's costs are fixed, in the short-term, the loss of any one order, or the failure to obtain new orders as existing orders are completed, could have a material adverse effect or cause significant fluctuations in the Company's revenues and cash flow from quarter to quarter. Due to these and other factors, including the general economy, stock market conditions or announcements by the Company or its competitors, the market price of the Company's Common Stock may be highly volatile.

DEPENDENCE ON KEY PERSONNEL

         The Company is highly dependent upon the personal efforts and abilities of certain key personnel. The loss of the services of any member of management could have a substantial adverse effect on the Company's ability to achieve its objectives.

ABILITY TO ISSUE PREFERRED SHARES WITHOUT SHAREHOLDER APPROVAL

         The Board of Directors, without any action by the Company's shareholders, is authorized to designate and issue shares in such classes or series (including classes or series of preferred stock) as it deems appropriate and to establish the rights, preferences and privileges of such shares, including dividends, liquidation and voting rights. The rights of holders of preferred stock and other classes of common stock that may be issued may be superior to the rights granted to the holders of the Company's Common Stock. Further, the ability of the Board of Directors to designate and issue such undesignated shares could impede or deter an unsolicited tender offer or takeover proposal regarding the Company and the issuance of additional shares having preferential rights could adversely affect the, voting power and other rights of holders of Common Stock.

CONFLICTS OF INTEREST

         Grand Casinos is a principal shareholder of the Company. Lyle Berman, Chairman of the Board of the Company is also Chairman of the Board of Grand Casinos. The Company and Grand Casinos have entered into an agreement that allows casinos owned or managed by Grand Casinos or its affiliates to purchase the Company's video gaming machines in quantity purchases for a price lower than what the Company charges in related markets. Mr. Berman may have conflicts of interest with respect to this agreement, any future agreements between the Company and Grand Casinos, and with respect to the sale of the Company's multi-player video gaming machines to competitors of Grand Casinos.

MINNESOTA ANTI-TAKEOVER LAW; RESTRICTIONS IN ARTICLES OF INCORPORATION; POTENTIAL ANTI-TAKEOVER EFFECT

         The Company is subject to Minnesota statutes regulating business combinations and restricting voting rights of certain persons acquiring shares of the Company, which may hinder or delay a change in control of the Company. Beneficial owners of more than certain designated percentages of the Company's securities are subject to certain reporting and qualification procedures established by state and federal gaming authorities. The Company is authorized under the Company's Articles of Incorporation, and may be required, under certain circumstances, to redeem at fair market value, securities held by persons whose status as a security holder may jeopardize the Company's eligibility to hold gaming licenses. Such restrictions may discourage acquisitions of blocks of the Company's securities and may have an anti-takeover effect.

PREFERRED SHARES AND VOTING RIGHTS

         Preferred Shares have no voting rights. Voting rights are not obtained until the holder of Preferred Shares converts such Preferred Shares into Common Shares.

ABSENCE OF DIVIDENDS ON COMMON SHARES

         The Company has not paid any dividends on its Common Stock since its incorporation and does not intend to pay any cash dividends in the foreseeable future on its Common Stock.

POTENTIAL ADVERSE MARKET PRICE IMPACT OF SHARES ELIGIBLE FOR FUTURE SALE

        The sale, or availability for sale, of substantial amounts of Common Stock in the public market subsequent to this offering of Common Stock may adversely affect the prevailing market price of Common Stock and may impair whether the Company can raise additional capital by the sale of its equity securities. As of August 31, 1998, the Company had 7,535,211 shares of Common Stock outstanding, 1,025,000 shares of which are held by Grand Casinos. In addition, as of August 31, 1998, the Company had 889,600 shares of Common Stock subject to outstanding options granted under its employee and director stock option plans, 602,500 shares of Common Stock subject to outstanding warrants including 102,500 shares issuable upon exercise of a warrant issued to Grand Casinos.

                               USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Common Stock by the Selling Shareholders of up to 1,505,000 shares of Common Stock issuable upon conversion of the Preferred Stock. Assuming exercise of the 5,000 shares of Common Stock issuable upon exercise of the Warrant, the Company will receive net proceeds of $15,937 which be used for working capital purposes.

                              SELLING SHAREHOLDERS

         The following table sets forth the number of shares of the Common Stock owned by each Selling Shareholder as of the date hereof and after giving effect to this offering. All Selling Shareholders either a) purchased Preferred Stock in a private placement from the Company or b) received the Warrant in exchange for consulting services provided to the Company. The Company will not receive any proceeds from the sale of the Common Stock by the Selling Shareholders of up to 1,505,000 shares of Common Stock issuable upon conversion of the Preferred Stock. Assuming exercise of the 5,000 shares of Common Stock issuable upon exercise of the Warrant, the Company will receive net proceeds of $15,937 which be used for working capital purposes.



                                                                                       Amount of
                                     Beneficial             Shares Offered             Beneficial
                                   Ownership Prior            by Selling            Ownership After
Name                               to the Offering           Shareholders             the Offering
----                               ---------------           ------------             ------------
KA Investments LDC                 1,465,201(1)              1,505,000(2)(3)          0% (4)
Gaming Ventures Corporation            5,000                       5,000              0% (4)




---------


(1) Includes 1,465,201 shares of Common Stock issuable upon conversion of the Preferred Stock and as payment of dividends thereon in shares of Common Stock, at an assumed conversion price of $2.0475 per share based upon the closing bid price of $2.25 per share on August 28, 1998. Because the number of shares of Common Stock issuable upon conversion of the Preferred Stock and as payment of dividends thereon is dependent in part upon the market price of the Common Stock prior to a conversion, the actual number of shares of Common Stock that will be issued in respect of such conversions or dividend payments, and consequently the number of shares of Common Stock that will be beneficially owned by the Selling Stockholder, will fluctuate daily and cannot be determined at this time. However, the Selling Stockholder has contractually agreed to restrict its ability to convert Preferred Stock (and receive shares of Common Stock in payment of dividends thereon) to the extent that the number of shares of Common Stock held by it and its affiliates after such conversion exceeds 4.999% of the then issued and outstanding shares of Common Stock following such conversion.



(2) Represents the maximum number of shares of Common Stock issuable upon conversion of the Preferred Stock.

(3) The 9% beneficial conversion feature is accounted for as an additional Preferred Stock dividend, the amount of which is determined on the date the Preferred Stock was issued. The average closing bid price of the Company's Common Stock over the twenty-day period preceding the issuance of the Preferred Stock was $3.819. As such, the holders of Preferred Stock could convert the Preferred Stock into approximately 863,237 shares of Common Stock and the value of the beneficial conversion feature therefore was approximately $296,703. This beneficial conversion feature or dividend reduces income available for holders of the Company's Common Stock and therefore reduces earnings per share on a pro rata basis over the period from issuance of the Preferred Stock to the earliest conversion date. Income available to holders of Common Stock will be reduced by approximately $140,934, $143,406 and $12,363 during the second, third and fourth quarters of 1998, respectively.

(4) Assumed resale of all shares of Common Stock offered.

                              PLAN OF DISTRIBUTION

         The Selling Stockholders (including pledgees, transferees and other successors in interest) may, from time to time, sell all or a portion of the Shares on the Nasdaq National Market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The Shares may be sold by the Selling Stockholders by one or more of the following methods, without limitation: (a) block trades in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, (c) an exchange distribution in accordance with the rules of such exchange, (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers, (e) privately negotiated transactions, (f) short sales and (g) a combination of any such methods of sale. In effecting sales, brokers and dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the Selling Stockholders (or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the Selling Stockholders to sell a specified number of such Shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for the Selling Stockholders, to purchase as principal any unsold Shares at the price required to fulfill the broker-dealer commitment to the Selling Stockholders. Broker-dealers who acquire Shares as principal may thereafter resell such Shares from time to time in transactions (which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such Shares commissions as described above. The Selling Stockholders may also sell the Shares in accordance with Rule 144 under the Securities Act, rather than pursuant to this Prospectus.

         The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in sales of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         From time to time the Selling Stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of the Company or derivatives thereof, and may sell and deliver the Shares in connection therewith or in settlement of securities loans. If the Selling Stockholders engage in such transactions, the Conversion Price may be affected. From time to time, the Selling Stockholders may pledge their Shares pursuant to the margin provisions of its customer agreements with its brokers. Upon a default by the Selling Stockholders, the broker may offer and sell the pledged Shares from time to time.

         The Company is required to pay certain fees and expenses incident to the registration of the Shares. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

    Certain legal matters in connection with the validity of the securities offered hereby will be passed upon for the Company by Maslon Edelman Borman & Brand, LLP, Minneapolis, Minnesota.

                                     EXPERTS

    The financial statements of Innovative Gaming Corporation of America as of December 31, 1997 incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and is incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Reference is made to said report in which the opinion contains an explanatory fourth paragraph with respect to the Company's ability to continue as a going concern.

NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


TABLE OF CONTENTS                                                PAGE
                                                                ------

ADDITIONAL INFORMATION..............................................3

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.....................3

RECENT DEVELOPMENTS.................................................4

RISK FACTORS........................................................5

USE OF PROCEEDS....................................................10

SELLING SHAREHOLDERS...............................................11

PLAN OF DISTRIBUTION...............................................12

LEGAL MATTERS......................................................13

EXPERTS  ..........................................................13


                                INNOVATIVE GAMING
                             CORPORATION OF AMERICA


                                1,510,000 SHARES
                                       OF
                                  COMMON STOCK
                              ---------------------

                                   PROSPECTUS
                              ---------------------



                                     , 1998

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.    Other Expenses of Issuance and Distribution.

         The estimated expenses in connection with the issuance and distribution of the securities registered hereby, other than underwriting discounts and fees, are set forth in the following table:


Securities and Exchange Commission
Registration Fee......................................          $1,694
Accounting Fees.......................................         $10,000
NASDAQ Listing Fee....................................         $17,500
Legal Fees and Expenses...............................         $30,000
Miscellaneous.........................................          $5,806
                                                               -------
Total.................................................         $65,000
                                                               =======

Item 15. Indemnification of Directors and Officers.

    The Company is governed by Minnesota Statutes Chapter 302A. Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorney's fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; acted in good faith; received no improper personal benefit and Section 302A.255, if applicable, has been satisfied; in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and in the case of acts or omissions by persons in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Subdivision 4 of Section 302A.521 of the Minnesota Statutes provides that a company's articles of incorporation or bylaws may prohibit such indemnification or place limits upon the same. The Company's articles and bylaws do not include any such prohibition or limitation. As a result, the Company is bound by the indemnification provisions set forth in Section 302A.521 of the Minnesota Statutes.

    As permitted by Section 302A.251 of the Minnesota Statutes, the Articles of Incorporation of the Company provide that a director shall have no personal liability to the Company and its shareholders for breach of his fiduciary duty as a director, to the fullest extent permitted by law. The Underwriting Agreement contains provisions under which the Company, on the one hand, and the Underwriters, on the other hand, have agreed to indemnify each other (including officers and directors of the Company and the Underwriters, and any person who may be deemed to control the Company or the Underwriters) against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    Item 16.      Exhibits.

        Exh          Description of Document

        5            Opinion of Maslon Edelman  Borman & Brand, LLP
        10           Form of Warrant issued to Gaming Venture Corp.*
        23           Consent of Arthur Andersen LLP
        23           Consent of Maslon Edelman  Borman & Brand, LLP
                     (included in Exhibit 5)

        24           Power of Attorney*



    -------------------
    *Previously filed


    Item 17.  Undertakings.

      (a) The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Reno, State of Nevada, on August 31, 1998.


                                       INNOVATIVE GAMING CORPORATION OF AMERICA
                                         Registrant

                                       By:  /S/ Scott H. Shackelton
                                            -----------------------------------
                                             Name:  Scott H. Shackelton
                                             Title: Chief Financial Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on the 31st day of August, 1998 by the following persons in the capacities indicated:


       Signature                                         Title
       ---------                                         -----
           *                                President, Chief Executive Officer
------------------------------------        and Director
      Edward G Stevenson                    (principal executive officer)


           *                                Director

------------------------------------
      Lyle Berman



           *                                Director

------------------------------------
      Paul A. Bible


 /S/ Scott H. Shackelton                    Chief Financial Officer
------------------------------------        (principal accounting officer)
     Scott H. Shackelton



*By: /s/ Scott H. Shackelton
    --------------------------------
         Scott H. Shackelton
         Attorney-in-fact

                                  EXHIBIT INDEX



    Exhibit        Description of Document                              Page
       5           Opinion of Maslon Edelman  Borman & Brand, LLP



      23           Consent of Arthur Andersen LLP